Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

The Neuromed Group of Companies

We consent to the use of our report dated July 10, 2009, with respect to the combined balance sheets of The Neuromed Group of Companies as of September 30, 2008 and 2007, and the related combined statements of operations, shareholders’ deficiency and comprehensive loss, and cash flows, for each of the years in the three-year period ended September 30, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 10, 2009 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/    KPMG LLP

Vancouver, Canada

October 9, 2009